

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Oleg Grodnensky
Chief Operating Officer
Priveterra Acquisition Corp.
300 SE 2nd Street, Suite 600
Fort Lauderdale, FL 33301

> **Re: Priveterra Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 13, 2022**
> **File No. 001-40021**

Dear Oleg Grodnensky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: W. Soren Kreider IV